

03 AUG 12 AM 7:21

82-28876

Addressee

Corporate Communications /
Investor Relations



03029233

Date August 4, 2003
Direct phone +31 23 546 32 38
Direct fax +31 23 546 39 12
E-mail r.de.meel@hq.vnu.com
Re **VNU half yearly report**

SUPPL

Dear Sir, Madam,

Due to technical developments, the decision has been taken to cease the dispatch of VNU half yearly report by mail henceforth.

You can find all half yearly reports on our website *www.vnu.com.*

In case you wish to receive our half yearly reports by e-mail, you can subscribe on our website (please click 'Media' and then 'Mailing List'.)

With kind regards,
VNU nv

Rob de Meel
SVP

dlw 8/12

2.99